September 13, 2017

Via EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re	Parsley Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
Supplemental Response Dated July 28, 2017
File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 29, 2017, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2016, filed with the Commission on February 27, 2017, File No. 001-36463 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Business, page 6

Oil and Natural Gas Production Prices and Production Costs, page 13

1.	Your response to comment 1 clarifies that for the year ended December 31, 2016, your production was generated by only one field that contained 15% or more of your total proved reserves as of December 31, 2016, e.g. production derived from wells in the Midland Basin. Based on your response, it appears that the production relating to the Midland Basin meets the requirements under Item 1204(a) of Regulation S-K for separate disclosure. Therefore, we re-issue our prior comment.

RESPONSE: We acknowledge the Staff’s comment and have set forth below narrative disclosure to be presented in a footnote to the line item entitled “Production:” in the table on page 13 of the Form 10-K. We undertake to prospectively provide similar disclosure in future filings that are subject to the requirements of Item 1204(a) of Regulation S-K.

Securities and Exchange Commission

September 13, 2017

“Approximately 90.2% of our total estimated proved reserves as of December 31, 2016 were attributable to the Midland Basin. Our production from the Midland Basin was 14,002 MBoe (8,693 MBbls oil, 13,134 MMcf natural gas, 2,340 MBbls natural gas liquids), 7,952 MBoe (4,740 MBbls oil, 10,309 MMcf natural gas, 1,494 MBbls natural gas liquids) and 5,177 MBoe (2,829 MBbls oil, 7,245 MMcf natural gas, 1,140 MBbls natural gas liquids) for the years ended December 31, 2016, 2015 and 2014, respectively.”

Properties, page 45

Proved Undeveloped Reserves (PUDs), page 51

2.	We have read your response to comment 3 and note that the illustration of your proposed future disclosure appears to provide an explanation for each line item representing a significant change in proved undeveloped reserves but omits an explanation for other material changes, e.g. changes related to the divestiture of reserves and transfers to proved developed. Therefore, we re-issue our prior comment.

RESPONSE:    We acknowledge the Staff’s comment and have set forth below additional narrative disclosure providing an explanation for changes related to the divestiture of reserves and transfer to proved developed for the year ended December 31, 2016 (disclosure that has been added since our initial response to prior comment 3 is denoted by underline). We undertake to prospectively provide similar disclosure in future filings.

“Proved Undeveloped Reserves (PUDs)

As of December 31, 2016, our proved undeveloped reserves were composed of 75,403 MBbls of oil, 99,659 MMcf of natural gas and 24,237 MBbls of NGLs, for a total of 116,250 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following table summarizes our changes in PUDs during the year ended December 31, 2016 (in MBoe):

Balance, December 31, 2015	72,358
Purchases of reserves	15,139
Divestiture of reserves	(4,455)
Extensions and discoveries	56,652
Revisions of previous estimates	(16,832)
Transfers to proved developed	(6,612)
Balance, December 31, 2016	116,250

Securities and Exchange Commission

September 13, 2017

Changes in our PUDs during the year ended December 31, 2016 primarily resulted from the following significant factors:

Purchases of reserves. During the year ended December 31, 2016, we added 15,139 MBoe of PUDs primarily as a result of the acquisition of undeveloped acreage in both the Midland and Delaware Basins.

Divestiture of reserves. During the year ended December 31, 2016, we divested 4,455 MBoe of PUDs, all of which were in the Midland Basin.

Extensions and discoveries. Extensions and discoveries of 56,652 MBoe of PUDs during the year ended December 31, 2016 resulted primarily from the drilling of new wells and from new PUD locations added during the year.

Revisions of previous estimates. During the year ended December 31, 2016, we experienced total downward revisions of previous PUD estimates of 16,832 MBoe. The main driver of this adjustment was the reclassification of PUD reserves to unproved reserves, which accounted for a 26,596 MBoe downward revision to previous estimates (of which 18,532 MBoe related to the removal of reserves for all of our vertical proved undeveloped reserve locations). This was partially offset by positive revisions of 11,522 MBoe associated with changes to our type curves, shrinkage and yield and capital expenditures. Negative revisions related to production and pricing had a de minimis effect on our total revisions for the year ended December 31, 2016.”

Transfers to proved developed. During the year ended December 31, 2016, we transferred 6,612 MBoe of PUDs to proved developed, of which 5,144 MBoe were transferred to proved developed producing reserves and 1,468 MBoe were transferred to proved developed non-producing reserves.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Capital Requirements and Sources of Liquidity, page 78

3.	The revised disclosure provided in response to prior comment 5 states that $145 million of budgeted capital development expenditures for 2017 are associated with drilling, completions, and facility buildout for proved undeveloped reserves (“PUDs”) as of December 31, 2016. Reconcile this statement with the disclosure on page 52 of your Form 10-K stating that future development costs for 2017 relating to PUDs were projected to be $263 million.

RESPONSE:    We acknowledge the Staff’s comment and advise the Staff that our revised disclosure provided in response to prior comment 5 stated $145 million as the amount budgeted for drilling, completions, and facility buildout because that is the amount budgeted for wells expected to be placed on production during the year ended December 31, 2017. By contrast, the $263 million figure presented on page 52 of the Form 10-K represents the total amount budgeted for drilling, completions and facility buildout during the year ended December 31, 2017, without regard to the expected dates that wells will be placed on production.

Securities and Exchange Commission

September 13, 2017

On further consideration, we believe that $263 million, rather than $145 million, was the appropriate amount to include for purposes of the revised disclosure provided in response to prior comment 5. For the avoidance of doubt, we advise the Staff that aside from this change, we propose to make no other changes to the disclosure provided in our response to prior comment 5.

Unaudited Supplementary Information, page F-45

Reserve Quantity Information, page F-45

4.	We have read your response to comment 6 and note that the illustration of your proposed future disclosure appears to be limited to a narrative discussion of the primary reason(s) contributing to the line item change without further quantifying the individual factors contributing to the overall line item change.

In this regard, we note your response to comment 7 clarifies that the revisions in the previous estimates of reserves for the period ending December 31, 2016 are comprised of a of a negative revision of -26,596 MBoe (representing 21.5% of the opening balance of total proved reserves) relating to the removal and reclassification of certain proved undeveloped reserves to unproved reserves. This negative revision was offset by a positive revision of 22,845 MBoe (representing 18.5% of the opening balance of total proved reserves) relating to improved performance from existing proved developed and producing wells. The combination of the individually significant changes from these two unrelated factors results in the disclosure of negative revisions of previous estimates representing a change of approximately 3% of the opening balance of total proved reserves or -3,751 MBoe for the line item.

FASB ASC 932-235-50-5 indicates that changes in the net quantities that occurred during the year should be disclosed “with appropriate explanation of significant changes.” The explanation provided in your illustration relating to the revisions in the previous estimates of proved reserves for the period ending December 31, 2016 does not convey the significance of the individual underlying factors. As a result, the change in the net reserves that occurred is not fully explained. Therefore, we re-issue our prior comment.

RESPONSE:    We acknowledge the Staff’s comment and have set forth below revised and expanded disclosure related to the changes in the net quantities of total proved reserves for the year ended December 31, 2016, including additional explanation related to the revisions in previous estimates (disclosure that has been added since our initial response to prior comment 6 is denoted by underline; disclosure that has been deleted since our initial response to prior comment 6 is denoted by strikethrough). We undertake to prospectively provide similar disclosure in future filings.

Securities and Exchange Commission

September 13, 2017

“The following table and subsequent narrative disclosure provides a roll forward of the total proved reserves for the years ended December 31, 2016, 2015 and 2014, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

PARSLEY ENERGY, INC. AND SUBSIDIARIES

UNAUDITED SUPPLEMENTARY INFORMATION

December 31, 2016

	Year Ended December 31, 2016
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	73,877	23,738	157,175	123,811
Extensions and discoveries	64,005	20,698	83,815	98,672
Revisions of previous estimates	(4,476)	3,898	(19,032)	(3,750)
Purchases of reserves in place	16,041	4,023	25,024	24,235
Divestures of reserves in place	(3,543)	(1,424)	(9,914)	(6,619)
Production	(9,368)	(2,390)	(13,463)	(14,002)

End of the year	136,536	48,543	223,605	222,347

Proved Developed Reserves:
Beginning of the year	27,628	10,890	77,612	51,453
End of the year	61,133	24,306	123,946	106,097
Proved Undeveloped Reserves:
Beginning of the year	46,249	12,848	79,563	72,358
End of the year	75,403	24,237	99,659	116,250

Securities and Exchange Commission

September 13, 2017

	Year Ended December 31, 2015[1]
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	47,617	22,667	123,645	90,891
	~~38,518~~	~~9,232~~	~~53,044~~	~~56,590~~
Extensions and discoveries	38,282	9,163	52,629	56,217
	~~(6,688~~ )	~~(6,934~~ )	~~(11,825~~ )	~~(15,592~~ )
Revisions of previous estimates	(7,494)	(7,278)	(14,572)	(17,201)
	~~1,133~~	~~551~~	~~4,138~~	~~2,374~~
Purchases of reserves in place	1,897	921	6,946	3,976
	~~(1,896~~ )	~~(278~~ )	~~(1,488~~ )	~~(2,422~~ )
Divestures of reserves in place	(1,619)	(235)	(1,134)	(2,042)
Production	(4,807)	(1,500)	(10,339)	(8,030)

End of the year	73,877	23,738	157,175	123,811

Proved Developed Reserves:
Beginning of the year	23,547	11,491	65,484	45,952
End of the year	27,628	10,890	77,612	51,453
Proved Undeveloped Reserves:
Beginning of the year	24,070	11,176	58,161	44,939
End of the year	46,249	12,848	79,563	72,358

	Year Ended December 31, 2014
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	29,507	12,357	77,818	54,834
Extensions and discoveries	18,776	8,157	41,348	33,824
Revisions of previous estimates	(7,832)	(528)	(6,714)	(9,480)
Purchases of reserves in place	10,006	3,906	18,244	16,953

[1]	The Company has determined that certain proved reserves would be more accurately recorded in different line item categories than those initially reported in the Form 10-K and the Company’s Annual Report for the fiscal year ended December 31, 2015 (the “2015 Form 10-K” and together with the Form 10-K, the “Annual Reports”). This presentation is consistent with the Company’s presentation of its proved undeveloped reserves included in the tabular disclosure on page 47 of the 2015 Form 10-K. The balances for proved reserves as of the beginning of 2015 and as of December 31, 2015 have not changed from what was originally presented in the Annual Reports, and, aside from conforming changes to line item categories in the tabular disclosure for 2015 on page F-45 of the 2015 Form 10-K and page F-49 of the Form 10-K, there would be no other changes in the Annual Reports resulting from this change in presentation. Future periodic reports filed by the Company will reflect this revised presentation for 2015.

Securities and Exchange Commission

September 13, 2017

	Year Ended December 31, 2014
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Divestures of reserves in place	—	—	—	—
Production	(2,840)	(1,225)	(7,051)	(5,240)

End of the year	47,617	22,667	123,645	90,891

Proved Developed Reserves:
Beginning of the year	13,560	4,762	31,301	23,539
End of the year	23,547	11,491	65,484	45,952
Proved Undeveloped Reserves:
Beginning of the year	15,947	7,595	46,517	31,295
End of the year	24,070	11,176	58,161	44,939

Extensions and discoveries.

For the years ended December 31, 2016, 2015 and 2014, extensions and discoveries contributed to the increase of 98,672 MBoe, ~~56,590~~56,217 MBoe and 33,824 MBoe in our proved ~~developed and undeveloped~~ reserves, respectively, and for each such year ~~resulted primarily from~~ the increase is attributable to our successful horizontal drilling ~~of new wells and from new proved locations added during the year~~ program in the Midland Basin and Delaware Basin.

Revisions of previous estimates.

We made total downward revisions in proved ~~developed and undeveloped~~ reserves of 3,750 MBoe, ~~15,592~~17,201 MBoe and 9,480 MBoe for the years ended December 31, 2016, 2015 and 2014, respectively.

~~The main driver of each of such downward~~ Negative revisions ~~was~~ of previous estimates for 2016 were 3,750 MBoe. The revisions include the reclassification of ~~PUD~~ proved undeveloped reserves to unproved reserves ~~Downward revisions were~~, which accounted for a 26,597 MBoe downward revision to previous estimates (of which 18,532 MBoe related to the removal of reserves for all of our vertical proved undeveloped reserve locations). Additionally, downward revisions of 2,873 MBoe were recorded due to the decline of oil prices when compared to 2015. This was offset by positive revisions ~~associated with changes to our type curves, shrinkage~~ due to better than expected performance and ~~yield and capital expenditures~~ cost reduction initiatives for a total of 25,720 MBoe.

Negative revisions of previous estimates for 2015 were 17,201 MBoe. This figure includes downward revisions of 13,087 MBoe due to the decline of oil prices as compared to 2014. Additionally, this includes the reclassification of proved undeveloped reserves to unproved reserves, which accounted for 11,688 MBoe of downward revisions to previous estimates due to the removal of vertical proved undeveloped reserve locations. These amounts were offset by positive revisions of 7,574 MBoe due to better than expected performance during 2015 and cost reduction initiatives.

Securities and Exchange Commission

September 13, 2017

Negative revisions of previous estimates for 2014 were 9,480 MBoe. These revisions include the reclassification of proved undeveloped reserves to unproved reserves, which accounted for a 14,022 MBoe downward revision to previous estimates (of which 11,043 MBoe related to vertical proved undeveloped reserve locations and 2,979 MBoe related to vertical recompletions). This amount was offset by positive revisions of 4,195 MBoe due to better than expected performance during 2014 and 347 MBoe due to the increase in oil prices as compared to 2013.

Purchases of reserves in place.

For the years ended December 31, 2016, 2015 and 2014, we added 24,235 MBoe, ~~2,374~~ 3,976 MBoe and 16,953 MBoe of proved ~~developed and undeveloped~~ reserves, respectively, ~~in each case~~ primarily as a result of the acquisition of developed and undeveloped acreage in the Midland and Delaware Basins. For the year ended December 31, 2016, we acquired 19,184 MBoe of proved reserves in the Midland Basin and 5,051 MBoe of proved reserves in the Delaware Basin. All of our acquisitions of proved reserves for the years ended December 31, 2015 and 2014 were in the Midland Basin.

Divestitures of reserves in place.

As a result of divestitures of developed and undeveloped acreage in the Midland and Delaware Basins, our proved ~~developed and undeveloped~~ reserves decreased by 6,619 MBoe and ~~2,422~~ 2,042 MBoe during the years ended December 31, 2016 and 2015~~. We had no divestitures of proved developed or undeveloped reserves~~, respectively. For the year ended December 31, 2016 we divested 6,588 MBoe of proved reserves in the Midland Basin and 31 MBoe of proved reserves in the Delaware Basin. All of our divestitures of proved reserves for the year ended December 31, 2015 were in the Midland Basin. We recorded no divestiture activity during the year ended December 31, 2014.

*    *    *    *    *

Securities and Exchange Commission

September 13, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Julian J. Seiguer of Vinson & Elkins LLP at (713) 758-2790.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Executive Vice President – Chief Financial Officer

CC: Colin Roberts, Parsley Energy, Inc.

        Julian J. Seiguer, Vinson & Elkins, L.L.P.

        Nathan Milton, KPMG LLP